Filed Pursuant to Rule 433
Free Writing Prospectus dated November 19, 2025
Relating to Preliminary Prospectus dated November 19, 2025
Registration Statement No. 333-285217
PRICING TERM SHEET

Issuer:	Baxter International Inc.

Title of Designated Securities:	4.450% Senior Notes due 2029 (the “2029 Notes”) 4.900% Senior Notes due 2030 (the “2030 Notes”) 5.650% Senior Notes due 2035 (the “2035 Notes”)

Ratings (Moody’s / S&P)*:	Baa3 (stable) / BBB- (stable)

Format:	SEC Registered

Ranking:	2029 Notes: Senior unsecured 2030 Notes: Senior unsecured 2035 Notes: Senior unsecured

Offering Size:	2029 Notes: $300,000,000 2030 Notes: $700,000,000 2035 Notes: $1,000,000,000

Trade Date:	November 19, 2025

Settlement Date**:	December 4, 2025 (T+10)

Maturity Date:	2029 Notes: February 15, 2029 2030 Notes: December 15, 2030 2035 Notes: December 15, 2035

Interest Rate:	2029 Notes: 4.450% 2030 Notes: 4.900% 2035 Notes: 5.650%

Interest Rate Adjustment:
The interest rate payable on each series of the Notes may be increased if either Moody’s Investors Service, Inc. (“Moody’s”) or S&P Global Ratings (“S&P”) (or, in each case, a substitute rating agency therefor), downgrades the debt rating applicable to such Notes.

Issue Price to Public:	2029 Notes: 99.932% of the principal amount 2030 Notes: 99.826% of the principal amount 2035 Notes: 99.899% of the principal amount In each case, plus accrued interest, if any, from December 4, 2025

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Interest Payment Dates:
2029 Notes: Semi-annually on each February 15 and August 15, commencing on February 15, 2026
2030 Notes: Semi-annually on each June 15 and December 15, commencing on June 15, 2026
2035 Notes: Semi-annually on each June 15 and December 15, commencing on June 15, 2026

Benchmark Treasury:	2029 Notes: 3.500% UST due November 15, 2028 2030 Notes: 3.625% UST due October 31, 2030 2035 Notes: 4.000% UST due November 15, 2035

Benchmark Treasury Price / Yield:	2029 Notes: 99-25 ¼ / 3.575% 2030 Notes: 99-22 ¾ / 3.689% 2035 Notes: 99-02 + / 4.113%

Spread to Benchmark Treasury:	2029 Notes: +90 bps 2030 Notes: +125 bps 2035 Notes: +155 bps

Yield to Maturity:	2029 Notes: 4.475% 2030 Notes: 4.939% 2035 Notes: 5.663%

Day Count Basis:	30/360

Optional Redemption:
2029 Notes: Following issuance and prior to January 15, 2029, make-whole +15 bps. At any time on or after January 15, 2029, par call
2030 Notes: Following issuance and prior to November 15, 2030, make-whole +20 bps. At any time on or after November 15, 2030, par call
2035 Notes: Following issuance and prior to September 15, 2035, make-whole +25 bps. At any time on or after September 15, 2035, par call

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	2029 Notes: 071813 DC0 / US071813DC01 2030 Notes: 071813 DD8 / US071813DD83 2035 Notes: 071813 DE6 / US071813DE66

Settlement and Trading:	Through the facilities of The Depository Trust Company

Governing Law:	New York Law

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

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Co-Managers:
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Academy Securities, Inc.
Independence Point Securities LLC
Loop Capital Markets LLC
MUFG Securities Americas Inc.
R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day immediately before the Settlement Date will be required, by virtue of the fact that the Notes initially settle in T+10, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement.
Changes from Preliminary Prospectus Supplement
The Preliminary Prospectus Supplement is hereby updated to reflect the following changes:
The Company expects to increase the Maximum Cash Spent in the Concurrent 2027 Notes Tender Offer from $300 million to $600 million and use the additional net proceeds to repurchase any 2027 Notes validly tendered and not validly withdrawn.
Nothing herein should be construed as an offer to purchase or a solicitation of an offer to purchase any of the Company’s 2027 Notes. The Concurrent 2027 Notes Tender Offer is being made only upon the terms and conditions set forth in the Offer to Purchase.
The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. In the case of Citigroup Global Markets Inc., you may request the prospectus by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146; in the case of BofA Securities, Inc., you may request the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322; in the case of J.P. Morgan Securities LLC, you may request the prospectus by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533.
The information in this pricing term sheet supplements the preliminary prospectus supplement and the accompanying prospectus, and supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
No PRIIPs key information document (KID) has been prepared as the securities described in this document are not intended to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area.

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